TransAlta Board of Directors announces dividend policy and payout ratio; files Management Proxy Circular and related annual documents

CALGARY, Alberta (March 25, 2008) – In keeping with the progress TransAlta (TSX: TA; NYSE: TAC) has made over the past several years to strengthen its balance sheet and consistently grow earnings and cash flow, the Board of Directors today announced it has adopted a formal dividend policy. The policy targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.

Donna Soble Kaufman, Chair of the Board of Directors said, “The dividend is an important component of how TransAlta returns value to shareholders. This policy reflects the Board’s intention to maintain a balanced approach to capital allocation and to continue to increase the dividend along with the Company’s earnings growth. We believe our low to moderate risk business strategy and commitment to financial strength and flexibility will continue to provide our shareholders with sustainable returns through commodity market and credit cycles.”

On Feb. 1, 2008, following a record year in 2007 in terms of comparable earnings per share and cash flow, the Company announced an 8 per cent increase to the annual dividend to $1.08 from $1.00 per share.

TransAlta also announced today it has filed its Management Proxy Circular on Sedar and Edgar. A copy is being mailed to shareholders in advance of the Company’s upcoming Annual General Meeting which will be held at 5:00pm in Edmonton on April 22, 2008.

TransAlta is encouraging its shareholders to read the Circular carefully and to vote their shares in support of management’s recommendations.  Shareholders having questions about the information contained in this Circular or who would like help voting their shares, should contact Georgeson Shareholder, the Company’s proxy solicitation agent, toll free in North America at 1-866-725-6571, or collect for international calls at 1-212-440-9800.

In addition TransAlta has filed its 2007 Annual Report, including all consolidated financial statements and accompanying notes, as well as the related Management Discussion and Analysis (MD&A). These documents are available on the TransAlta website at www.transalta.com. TransAlta has also filed its 40-F with the U.S. Securities and Exchange Commission. This form is available through their website at www.sec.gov/edgar.shtml. Paper copies of all documents are available to shareholders free of charge upon request.

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TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Senior Advisor, Media Relations

Senior Analyst, Investor Relations

Phone:  (403) 267- 7330

Phone:  1-800-387-3598 in Canada and U.S.

        Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com